SUB-ITEM 77C

Submission of matters to a vote of security holders

A special meeting of the shareholders of the Life Sciences
and Technology funds was held on May 5, 2009 to vote on the
following proposals. The proposals received the required
number of votes for the funds and were adopted.
A summary of voting results is listed below each proposal.

Proposal 1: To approve an agreement and plan of reorganization whereby effective on or about May 29, 2009, or on such other date as American Century may decide, Life Sciences will be
reorganized into the Growth Fund (“Growth”), a series of
American Century Mutual Funds, Inc. (“ACMF”).

Affirmative:  36,687,648.60

Against: 2,930,846.94

Abstain:  625,169.15

Proposal 2: To approve an agreement and plan of reorganization whereby effective on or about May 29, 2009, or on such other date as American Century may decide, Technology will be
reorganized into Growth, a series of ACMF.

Affirmative:  30,296,953.14

Against:  2,301,635.44

Abstain:  425,195.19